FILE NO.  _____________



                                  FORM U-3A-2

                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC

             STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
             RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935
                     TO BE FILED ANNUALLY PRIOR TO MARCH 1


                         SOUTH JERSEY INDUSTRIES, INC.


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:


1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        The claimant, South Jersey Industries, Inc. (SJI), was organized under the laws of the State of New Jersey; its principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJI is not a public utility company. It is primarily engaged in the business of owning and holding a majority interest in other business enterprises.

        SJI owns all of the outstanding common stock of South Jersey Gas Company (SJG), which was organized under the laws of the State of New Jersey. SJG's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJG is a public utility company engaged in the purchase, transmission and sale of natural and mixed gases for residential, commercial, and industrial use in an area of approximately 2,500 square miles in the southern part of New Jersey. SJG also makes off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system and transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers. SJG also assigns or buys capacity for the purchase or transportation of natural gas.

        SJI owns all of the outstanding common stock of South Jersey Energy Company (SJE), which was organized under the laws of the State of New Jersey. SJE's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJE is not a public utility company. SJE provides services for the acquisition, sale and transportation of natural gas and electricity for industrial, commercial and residential users and markets total energy management services. SJE also markets an air quality monitoring system that tests for hazardous airborne particulate on a real-time basis.

        SJE owns all of the outstanding common stock of SJ EnerTrade, Inc. (EnerTrade) which was formed on October 22, 1997 under the laws of the State of New Jersey. EnerTrade's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. EnerTrade is not a public utility company. It provides services for the sale of natural gas to energy marketers, electric and gas utilities, and other wholesale users in the mid-Atlantic and southern regions of the country.

        SJE also has a 50% investment in South Jersey Energy Solutions, LLC
        (SJES), a joint venture with Energy East Solutions, Inc. formed June 1, 1999 under the laws of the State of New Jersey. SJES's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJES is not a public utility company. It sells electricity on a retail basis in the mid-Atlantic states.

        SJI owns 50% interest in Millennium Account Services, LLC (Millennium), a joint venture with Conectiv Solutions, LLC formed January 4, 1999 under the laws of the State of Delaware. Millennium's principal location is 2 Regulus Drive, Suite B, Turnersville, New Jersey 08012. Millennium is not a utility company. It provides meter reading services in southern New Jersey.

        SJI owns all of the outstanding common stock of Energy & Minerals, Inc.
        (EMI), which was organized under the laws of the State of New Jersey. EMI's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. EMI is not a public utility company. It principally owns real estate and the stock of an inactive nonutility subsidiary.

        EMI owns all of the outstanding common stock of South Jersey Fuel, Inc.
        (SJF), which was organized under the laws of the State of New Jersey. SJF's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJF is not a public utility company and is presently inactive.

        SJI owns all of the outstanding common stock of R&T Group, Inc. (R&T), which was organized under the laws of the State of New Jersey. R&T's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. R&T is not a public utility company. It holds the remaining assets and liabilities of certain nonutility subsidiaries of SJI which were merged into R&T in 1997. R&T is presently inactive.

        Neither the claimant or any of its subsidiaries is an EWG nor do they hold a direct or indirect interest in a foreign utility company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        SJI does not own directly any properties used for the production, transmission, and distribution of natural or manufactured gas or electric energy.

        The properties of SJG used for the production, transmission, and distribution of natural or manufactured gas include mains, service connections and meters, supplemental gas storage facilities, two liquefied propane plants, and an LNG storage and vaporization facility, all of which are located in the State of New Jersey (except that certain gas owned by SJG is stored outside the State and transported when needed). There are 5,132 miles of distribution mains. There are 92 miles of mains in the transmission system. No pipelines of SJG deliver or receive gas at the borders of the State of New Jersey.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

        (a) Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

                During 1999, SJG distributed at retail to residential, commercial and industrial customers 25,320 MMcf of natural or manufactured gas and transported 28,771 MMcf of natural gas purchased directly by its industrial, residential and commercial customers. Retail distribution revenues were $203.0 million and transportation revenues were $34.8 million. SJG also sold 9,116 MMcf, or $23.3 million, of natural gas at wholesale for resale within the State of New Jersey.

        (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                None

        (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                During 1999 SJG sold 33,365 MMcf, or $80.8 million, of natural gas at wholesale to customers outside the borders of the State of New Jersey.

                Also, throughput related to capacity release amounted to 29,247 MMcf, or $4.2 million in revenues, in 1999.

        (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                During 1999, SJG purchased approximately 64,528 MMcf of natural gas from out-of-state sources at a total cost, including related expenses, of $212.5 million.

                During 1999, SJG purchased and had delivered to it approximately 297 MMcf of liquefied natural gas by over-the-road truck transport to SJG's LNG Storage and Vaporization facility at McKee City, Atlantic County, New Jersey, at a cost of $1.8 million.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

        (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                The claimant has no direct or indirect interest or investment of any kind in, or has any sales, service or construction contracts of any kind with, an EWG or a foreign utility company.

        (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                No system company holds any direct or indirect interest in an EWG or foreign utility company.

        (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                The claimant holding company has no capital invested, directly or indirectly; nor does it directly or indirectly guarantee any security debt of an EWG or foreign utility company; nor debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption on another system company.

        (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                None

        (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                None

                                   EXHIBIT A


A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February 2000.


                                       SOUTH JERSEY INDUSTRIES, INC.


                                       DAVID A. KINDLICK
                                       Vice President



CORPORATE SEAL

ATTEST:


GEORGE L. BAULIG
Vice President & Corporate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


             George L. Baulig, Vice President & Corporate Secretary South Jersey Industries, Inc.
             1 South Jersey Plaza
             Folsom, New Jersey 08037

                                   EXHIBIT B


                            FINANCIAL DATA SCHEDULE



Consolidated Financial Data Schedule filed via EDGAR as part of this report on Form U-3A-2.

                                   EXHIBIT C


                            EWG ORGANIZATIONAL CHART


                    Not applicable.  See response to Item 4.

                                                   SOUTH JERSEY INDUSTRIES, INC.
                                                 CONSOLIDATING STATEMENT OF INCOME
                                           FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                           (In Thousands)

                                                        South     South
                                            South       Jersey    Jersey   Energy &
                                            Jersey       Gas      Energy   Minerals,    R & T                Elim.
                                         Industries,   Company    Company     Inc.     Group,                  &           Consd.
                                             Inc.       Consd.    Consd.     Consd.     Inc.      Total     Adjust.        Total
                                         ------------ ---------- --------- ---------- --------- ---------- ----------    ----------
Operating Revenues:
  Utility                                         $0   $350,922        $0         $0        $0   $350,922    ($5,212)[C]  $345,710
  Nonutility                                   2,496          0    46,622        533         0     49,651     (2,884)[C]    46,767
                                         ------------ ---------- --------- ---------- --------- ---------- ----------    ----------
      Total Operating Revenues                 2,496    350,922    46,622        533         0    400,573     (8,096)      392,477
                                         ------------ ---------- --------- ---------- --------- ---------- ----------    ----------

Operating Expenses:
  Gas Purchased for Resale                         0    212,460         0          0         0    212,460     (5,413)[C]   207,047
  Utility Operations                               0     43,039         0          0         0     43,039     (1,925)[C]    41,114
  Nonutility Operations                        1,471          0    44,611       (164)        0     45,918        (99)[C]    45,819
  Maintenance                                     12      6,057         8          0         0      6,077          0         6,077
  Depreciation                                     6     18,894        34         14         0     18,948         20 [D]    18,968
  Current Federal and
   State Income Taxes                            (22)     8,682       508        204         0      9,372          0         9,372
  Deferred Federal and
   State Income Taxes                             92      6,773        81         50         0      6,996         60 [D]     7,056
  Other Taxes                                     69     10,992        57         19         0     11,137          0        11,137
                                         ------------ ---------- --------- ---------- --------- ---------- ----------    ----------
      Total Operating Expenses                 1,628    306,897    45,299        123         0    353,947     (7,357)      346,590
                                         ------------ ---------- --------- ---------- --------- ---------- ----------    ----------
Operating Income                                 868     44,025     1,323        410         0     46,626       (739)       45,887

Other Income:
  Dividends from Subsidiaries                 25,950          0         0          0         0     25,950    (25,950)[A]         0
  Equity in Undistributed
   Earnings of Subs                           (4,147)         0         0          0         0     (4,147)     4,147 [A]         0
                                         ------------ ---------- --------- ---------- --------- ---------- ----------    ----------
      Income Before Interest Charges          22,671     44,025     1,323        410         0     68,429    (22,542)       45,887
                                         ------------ ---------- --------- ---------- --------- ---------- ----------    ----------
Interest Charges:
  Long-Term Debt                                   0     15,721         0          0         0     15,721          0        15,721
  Short-Term Debt and Other                      758      4,838       312          0         0      5,908       (803)[C]     5,105
                                         ------------ ---------- --------- ---------- --------- ---------- ----------    ----------
      Total Interest Charges                     758     20,559       312          0         0     21,629       (803)       20,826
                                         ------------ ---------- --------- ---------- --------- ---------- ----------    ----------
Income from Continuing Operations
 Before Preferred Dividend
 Requirements of Subsidiary                   21,913     23,466     1,011        410         0     46,800    (21,739)       25,061
Preferred Dividend
 Requirements of Subsidiary                        0      3,084         0          0         0      3,084          0         3,084
                                         ------------ ---------- --------- ---------- --------- ---------- ----------    ----------

Income from Continuing Operations             21,913     20,382     1,011        410         0     43,716    (21,739)       21,977
Equity in Undistributed Earnings of
 Discontinued Subsidiaries                      (289)         0         0          0         0       (289)       289 [A]         0
Loss from Discontinued Operations - Net            0          0        (5)      (157)     (127)      (289)         0          (289)
                                         ------------ ---------- --------- ---------- --------- ---------- ----------    ----------
      Net Income(Loss)
       Applicable to Common Stock            $21,624    $20,382    $1,006       $253     ($127)   $43,138   ($21,450)      $21,688
                                         ============ ========== ========= ========== ========= ========== ==========    ==========

                                     - 9 -

                                                   SOUTH JERSEY INDUSTRIES, INC.
                                            CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                           FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                           (In Thousands)

                                                        South     South
                                            South       Jersey    Jersey   Energy &
                                            Jersey       Gas      Energy   Minerals,    R & T                Elim.
                                         Industries,   Company    Company     Inc.     Group,                  &           Consd.
                                             Inc.       Consd.    Consd.     Consd.     Inc.      Total     Adjust.        Total
                                         ------------ ---------- --------- ---------- --------- ---------- ----------    ----------
Retained Earnings - Beginning                $44,571    $54,275      ($87)   ($4,323)  ($6,928)   $87,508   ($43,001)[B]   $44,507

Net Income(Loss) Applic to Common Stock       21,624     20,382     1,006        253      (127)    43,138    (21,450)       21,688
                                         ------------ ---------- --------- ---------- --------- ---------- ----------    ----------
                                              66,195     74,657       919     (4,070)   (7,055)   130,646    (64,451)       66,195

Dividends Declared - Common Stock             15,728     16,200         0      9,750         0     41,678    (25,950)[C]    15,728
                                         ------------ ---------- --------- ---------- --------- ---------- ----------    ----------
Retained Earnings - Ending                   $50,467    $58,457      $919   ($13,820)  ($7,055)   $88,968   ($38,501)      $50,467
                                         ============ ========== ========= ========== ========= ========== ==========    ==========


                                     - 10 -

                                                   SOUTH JERSEY INDUSTRIES, INC.
                                             CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                             STATEMENT OF INCOME AND RETAINED EARNINGS
                                           FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                           (In Thousands)

                    [A]  Dividends from Subsidiaries                                              $25,950
                         Investment in Subsidiaries                                                 4,436

                              Equity in Undistributed Earnings
                                of Subsidiaries                                                               $4,147
                              Equity in Undistributed Earnings
                                of Discontinued Subsidiaries                                                     289
                              Retained Earnings - Dividends Declared - Common Stock                           25,950

                         To eliminate intercompany dividends paid and equity in undistributed earnings recorded by South Jersey Industries, Inc.

                    [B]  Retained Earnings - 1/1/99                                               $42,937

                              Investment in Subsidiaries                                                     $42,937

                         To eliminate retained earnings of subsidiaries at 1/1/99 previously recorded by South Jersey
                         Industries, Inc. under the equity method of accounting.

                    [C]  Operating Revenues - Utility                                              $5,212
                         Operating Revenues - Nonutility                                            3,028

                              Gas Purchased for Resale                                                        $5,413
                              Operating Expense - Utility                                                      1,925
                              Operating Expense - Nonutility                                                      99
                              Interest Expense - Short-Term Debt and Other                                       803

                         To eliminate intercompany revenue and expense.

                    [D]  Depreciation                                                                 $20
                         Retained Earnings                                                             64
                         Deferred Federal and State Income Taxes                                       60

                              Operating Revenues - Nonutility                                                   $144

                         To recognize deferred gain of 1988 sale of Millville buildings by SJG to SJI.

                                     - 11 -

                                                   SOUTH JERSEY INDUSTRIES, INC.
                                                    CONSOLIDATING BALANCE SHEET
                                                      AS OF DECEMBER 31, 1999
                                                           (In Thousands)

                                                    South     South
                                        South       Jersey    Jersey   Energy &
                                        Jersey       Gas      Energy   Minerals,    R & T                  Elim.
                                     Industries,   Company    Company     Inc.      Group,                   &             Consd.
                                         Inc.       Consd.    Consd.     Consd.      Inc.      Total      Adjust.          Total
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Assets
------
Property, Plant and Equipment:
  Utility Plant, at original cost             $0   $720,016        $0         $0         $0   $720,016          $0        $720,016
  Gas Plant Acquisition
   Adjustment - Net                            0      1,776         0          0          0      1,776           0           1,776
  Gas Stored Underground                       0      1,322         0          0          0      1,322           0           1,322
    Accumulated Depreciation and
     Amortization                              0   (192,240)        0          0          0   (192,240)          0        (192,240)
  Nonutility Property and
   Equipment, at cost                      1,582          0       461      1,380          0      3,423           0           3,423
    Accumulated Depreciation                 (78)         0       (51)      (822)         0       (951)          0            (951)
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
      Property, Plant and
       Equipment - Net                     1,504    530,874       410        558          0    533,346           0         533,346
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Investments:
  Investments in Subsidiaries            187,883          0         0          0          0    187,883    (187,883)[1]           0
  Available-for-Sale Securities               45      1,662         0          0          0      1,707           0           1,707
  Investment in Affiliate                    260          0     1,991          0          0      2,251           0           2,251
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
      Total Investments                  188,188      1,662     1,991          0          0    191,841    (187,883)          3,958
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Current Assets:
  Cash and Cash Equivalents                  672      4,694       208         36         24      5,634           0           5,634
  Notes Receivable -
   Associated Companies                    4,582          0       325      3,685      1,550     10,142     (10,142)[3]           0
  Notes Receivable - Affiliate                 0          0     2,650          0          0      2,650           0           2,650
  Accounts Receivable                         35     36,926     6,436        247          0     43,644        (514)[2,6]    43,130
  Unbilled Revenues                            0     21,294     1,034          0          0     22,328           0          22,328
  Provision for Uncollectibles                 0       (931)      (51)      (135)         0     (1,117)          0          (1,117)
  Accounts Receivable -
   Associated Companies                      546        139        13         21          8        727        (727)[2]           0
  Natural Gas in Storage,
   Average Cost                                0     26,840       226          0          0     27,066           0          27,066
  Materials and Supplies,
   Average Cost                                0      4,085         0          0          0      4,085           0           4,085
  Assets of Discontinued Businesses
   Held for Disposal                           0          0         0          0        289        289           0             289
  Accumulated Deferred Income Taxes            5        595        30          0          0        630        (630)[4]           0
  Prepaid Taxes                                0      4,069         0          0          0      4,069           0           4,069
  Dividends Receivable                     4,050          0         0          0          0      4,050      (4,050)[7]           0
  Prepayments and
   Other Current Assets                       36      2,462       382         20         14      2,914           0           2,914
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
       Total Current Assets                9,926    100,173    11,253      3,874      1,885    127,111     (16,063)        111,048
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Accounts Receivable - Merchandise              0        684       424          0          0      1,108           0           1,108
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Regulatory and Other
 Non-Current Assets:
  Gross Receipts & Franchise Taxes             0      3,141         0          0          0      3,141           0           3,141
  Environmental Remediation Costs              0     76,731         0          0          0     76,731           0          76,731
  Accumulated Deferred Income Taxes          697      8,296        64      1,425        361     10,843     (10,843)[5]           0
  Income Taxes -
   Flowthrough Depreciation                    0     11,531         0          0          0     11,531           0          11,531
  Deferred Fuel Costs - Net                    0     13,174         0          0          0     13,174           0          13,174
  Deferred Postretirement
   Benefit Costs                               0      4,914         0          0          0      4,914           0           4,914
  Other                                       16      7,951         1          6          0      7,974           0           7,974
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
       Total Regulatory and Other
        Non-Current Assets                   713    125,738        65      1,431        361    128,308     (10,843)        117,465
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
             Total Assets               $200,331   $759,131   $14,143     $5,863     $2,246   $981,714   ($214,789)       $766,925
                                     ============ ========== ========= ========== ========== ========== ===========      ==========

                                     - 12 -

                                                   SOUTH JERSEY INDUSTRIES, INC.
                                                    CONSOLIDATING BALANCE SHEET
                                                      AS OF DECEMBER 31, 1999
                                                           (In Thousands)

                                                    South     South
                                        South       Jersey    Jersey   Energy &
                                        Jersey       Gas      Energy   Minerals,    R & T                  Elim.
                                     Industries,   Company    Company     Inc.      Group,                   &             Consd.
                                         Inc.       Consd.    Consd.     Consd.      Inc.      Total      Adjust.          Total
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Capitalization and Liabilities
------------------------------
Common Equity:
  Common Stock SJI
   Par Value $1.25 a share
   Authorized - 20,000,000 shares
   Outstanding - 11,152,175 shares       $13,940         $0        $0         $0         $0    $13,940          $0         $13,940
   Common Stock - Subsidiaries                 0      5,848        50     13,283      1,000     20,181     (20,181)[1]           0
   Premium on Common Stock               120,971    117,817     2,000      1,584      7,800    250,172    (129,201)[1]     120,971
   Capital Stock Expense                    (103)         0         0          0          0       (103)          0            (103)
   Retained Earnings                      50,467     58,457       919    (13,820)    (7,055)    88,968     (38,501)[1]      50,467
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
      Total Common Equity                185,275    182,122     2,969      1,047      1,745    373,158    (187,883)        185,275
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Preferred Stock and
 Securities of Subsidiary:
   Series A, 4.70%- 1,200 shares               0        120         0          0          0        120           0             120
   Series B, 8%   -19,242 shares               0      1,924         0          0          0      1,924           0           1,924
   8.35% Company - Guaranteed
    Mandatorily Redeemable -
    1,400,000 shares                           0     35,000         0          0          0     35,000           0          35,000
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
      Total Preferred Stock and
       Securities of Subsidiary                0     37,044         0          0          0     37,044           0          37,044
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
 Long-Term Debt (less current
  maturities & sinking fund
  requirements)                                0    183,561         0          0          0    183,561           0         183,561
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Current Liabilities:
   Notes Payable to Banks                  1,050    118,900         0          0          0    119,950           0         119,950
   Current Maturities of
    Long-Term Debt                             0      8,876         0          0          0      8,876           0           8,876
   Notes Payable -
    Associated Companies                   5,560          0     4,425        157          0     10,142     (10,142)[3]           0
   Accounts Payable                          448     34,359     5,980          3          1     40,791        (518)[2,6]    40,273
   Accounts Payable to
    Associated Companies                      94        463       131         11         24        723        (723)[2]           0
   Customer Deposits                           0      5,386         0          0          0      5,386           0           5,386
   Accumulated Deferred Income Taxes           4      8,905       165         (5)         6      9,075        (630)[4]       8,445
   Taxes Accrued                              70        634       131       (305)        33        563           0             563
   Environmental Remediation Costs            97     12,534         0      1,396          0     14,027           0          14,027
   Interest Accrued                            0      3,896         0          0          0      3,896           0           3,896
   Dividends Declared                      4,014      4,090         0          0          0      8,104      (4,050)[7]       4,054
   Other Current Liabilities               2,911      2,436       251        412        152      6,162           0           6,162
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
      Total Current Liabilities           14,248    200,479    11,083      1,669        216    227,695     (16,063)        211,632
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Deferred Credits and
 Other Non-Current Liabilities:
  Pension and Other
   Postretirement Benefits                   304     12,303       118        356        261     13,342           0          13,342
  Deferred Income Taxes - Net                 39     93,529       (27)         0         24     93,565     (10,843)[5]      82,722
  Investment Tax Credit                        0      4,849         0          0          0      4,849           0           4,849
  Environmental Remediation Costs             68     38,495         0      2,791          0     41,354           0          41,354
  Other                                      397      6,749         0          0          0      7,146           0           7,146
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
     Total Def. Credits and
      Other Non-Current Liabilities          808    155,925        91      3,147        285    160,256     (10,843)        149,413
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
           Total Capitalization
            and Liabilities             $200,331   $759,131   $14,143     $5,863     $2,246   $981,714   ($214,789)       $766,925
                                     ============ ========== ========= ========== ========== ========== ===========      ==========

                                     - 13 -

                                                   SOUTH JERSEY INDUSTRIES, INC.
                                             CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                                 BALANCE SHEET - DECEMBER 31, 1999
                                                           (In Thousands)


                    [1]  Common Stock - Subsidiaries                                           $20,181
                         Premium on Common Stock                                               129,201
                         Retained Earnings                                                      38,501

                              Investment in Subsidiaries                                                  $187,883

                         To eliminate South Jersey Industries, Inc. investment in subsidiaries which is maintained on the equity method of accounting.

                    [2]  Accounts Payable - Associated Companies                                  $723
                         Accounts Payable                                                            6

                               Accounts Receivable - Associated Companies                                     $727
                               Accounts Receivable                                                               2

                         To eliminate intercompany accounts receivable and payable.

                    [3]  Notes Payable - Associated Companies                                  $10,142

                               Notes Receivable - Associated Companies                                     $10,142

                         To eliminate intercompany short-term notes between South Jersey Industries, Inc. and Subsidiaries

                    [4]  Accumulated Deferred Income Taxes - Current Liability                    $630

                               Accumulated Deferred Income Taxes - Current Asset                              $630

                         To net current accumulated DFIT asset and liability

                    [5]  Accumulated Deferred Income Taxes - Noncurrent Liability              $10,843

                               Accumulated Deferred Income Taxes - Noncurrent Asset                        $10,843

                         To net noncurrent accumulated DFIT asset and liability

                    [6]  Accounts Payable                                                         $512

                               Accounts Receivable                                                            $512

                         To eliminate intercompany gas receivable and payable between South
                         Jersey Gas Company, South Jersey Energy Company and SJ EnerTrade.

                    [7]  Dividends Payable                                                      $4,050

                               Dividends Receivable                                                         $4,050

                         To eliminate South Jersey Gas Company dividend payable to South Jersey Industries, Inc.


                                     - 14 -


                                                   SOUTH JERSEY GAS COMPANY
                                               CONSOLIDATING STATEMENT OF INCOME
                                         FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                        (In Thousands)

                                                                   South Jersey                Eliminations
                                                   South Jersey    Gas Company                       &           Consolidated
                                                    Gas Company   Capital Trust     Total       Adjustments          Total
                                                   -------------  --------------  ----------  ---------------    -------------
Operating Revenues:
  Utility                                              $350,922              $0    $350,922               $0         $350,922
  Nonutility                                                  0           3,013       3,013           (3,013)[B]            0
                                                   -------------  --------------  ----------  ---------------    -------------
      Total Operating Revenues                          350,922           3,013     353,935           (3,013)         350,922
                                                   -------------  --------------  ----------  ---------------    -------------

Operating Expenses:
  Gas Purchased for Resale                              212,460               0     212,460                0          212,460
  Utility Operations                                     43,039               0      43,039                0           43,039
  Nonutility Operations                                       0               0           0                0                0
  Maintenance                                             6,057               0       6,057                0            6,057
  Depreciation                                           18,894               0      18,894                0           18,894
  Current Federal and State Income Taxes                  8,682               0       8,682                0            8,682
  Deferred Federal and State Income Taxes                 6,773               0       6,773                0            6,773
  Other Taxes                                            10,992               0      10,992                0           10,992
                                                   -------------  --------------  ----------  ---------------    -------------
      Total Operating Expenses                          306,897               0     306,897                0          306,897
                                                   -------------  --------------  ----------  ---------------    -------------
Operating Income                                         44,025           3,013      47,038           (3,013)          44,025

Other Income:
  Dividends from Subsidiary                                  90               0          90              (90)[A]            0
  Equity in Undistributed Earnings of Subsidiary              0               0           0                0                0
                                                   -------------  --------------  ----------  ---------------    -------------
      Income Before Interest Charges                     44,115           3,013      47,128           (3,103)          44,025
                                                   -------------  --------------  ----------  ---------------    -------------
Interest Charges:
  Long-Term Debt                                         18,734               0      18,734           (3,013)[B]       15,721
  Short-Term Debt and Other                               4,838               0       4,838                0            4,838
                                                   -------------  --------------  ----------  ---------------    -------------
      Total Interest Charges                             23,572               0      23,572           (3,013)          20,559
                                                   -------------  --------------  ----------  ---------------    -------------
Income from Continuing Operations Before
  Preferred Dividend Requirements of Subsidiary          20,543           3,013      23,556              (90)          23,466
Preferred Dividend Requirements of Subsidiary               161           2,923       3,084                0            3,084
                                                   -------------  --------------  ----------  ---------------    -------------

Income from Continuing Operations                        20,382              90      20,472              (90)          20,382
Equity in Undistributed Earnings of
 Discontinued Subsidiaries                                    0               0           0                0                0
Loss from Discontinued Operations - Net                       0               0           0                0                0
                                                   -------------  --------------  ----------  ---------------    -------------
      Net Income Applicable to Common Stock             $20,382             $90     $20,472             ($90)         $20,382
                                                   =============  ==============  ==========  ===============    =============

                                     - 15 -

                                                   SOUTH JERSEY GAS COMPANY
                                         CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                         FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                        (In Thousands)

                                                                   South Jersey                Eliminations
                                                   South Jersey    Gas Company                       &           Consolidated
                                                    Gas Company   Capital Trust     Total       Adjustments          Total
                                                   -------------  --------------  ----------  ---------------    -------------
Retained Earnings - Beginning                           $54,275              $0     $54,275               $0          $54,275

Net Income Applic to Common Stock                        20,382              90      20,472              (90)          20,382
                                                   -------------  --------------  ----------  ---------------    -------------
                                                         74,657              90      74,747              (90)          74,657

Dividends Declared - Common Stock                        16,200              90      16,290              (90)[A]       16,200
                                                   -------------  --------------  ----------  ---------------    -------------
Retained Earnings - Ending                              $58,457              $0     $58,457               $0          $58,457
                                                   =============  ==============  ==========  ===============    =============

                                     - 16 -

                                                   SOUTH JERSEY GAS COMPANY
                                          CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                           STATEMENT OF INCOME AND RETAINED EARNINGS
                                         FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                        (In Thousands)

                    [A]  Dividends from Subsidiary                                      $90

                              Retained Earnings - Dividends Declared - Common Stock                      $90

                         To eliminate intercompany dividends
                         and interest paid


                    [B]  Operating Revenues - Nonutility                             $3,013

                              Interest Expense - Long-Term Debt                                       $3,013

                         To eliminate intercompany interest paid

                                     - 17 -

                                                      SOUTH JERSEY GAS COMPANY
                                                    CONSOLIDATING BALANCE SHEET
                                                      AS OF DECEMBER 31, 1999
                                                           (In Thousands)

                                                             South
                                                             Jersey     South Jersey                Eliminations
                                                              Gas       Gas Company                      &            Consolidated
                                                            Company    Capital Trust     Total      Adjustments          Total
                                                           ----------  --------------  ----------  --------------    --------------
Assets
------
Property, Plant and Equipment:
  Utility Plant, at original cost                           $720,016              $0    $720,016              $0          $720,016
  Gas Plant Acquisition Adjustment - Net                       1,776               0       1,776               0             1,776
  Gas Stored Underground                                       1,322               0       1,322               0             1,322
    Accumulated Depreciation and Amortization               (192,240)              0    (192,240)              0          (192,240)
  Nonutility Property and Equipment, at cost                       0               0           0               0                 0
    Accumulated Depreciation                                       0               0           0               0                 0
                                                           ----------  --------------  ----------  --------------    --------------
      Property, Plant and Equipment - Net                    530,874               0     530,874               0           530,874
                                                           ----------  --------------  ----------  --------------    --------------
Investments:
  Investment in Subsidiary                                     1,082               0       1,082          (1,082)[1]             0
  Available-for-Sale Securities                                1,662               0       1,662               0             1,662
  Investment in Affiliate                                          0               0           0               0                 0
                                                           ----------  --------------  ----------  --------------    --------------
      Total Investments                                        2,744               0       2,744          (1,082)            1,662
                                                           ----------  --------------  ----------  --------------    --------------
Current Assets:
  Cash and Cash Equivalents                                    4,694               0       4,694               0             4,694
  Notes Receivable - Associated Companies                          0          36,082      36,082         (36,082)[1]             0
  Notes Receivable - Affiliate                                     0               0           0               0                 0
  Accounts Receivable                                         36,926               0      36,926               0            36,926
  Unbilled Revenues                                           21,294               0      21,294               0            21,294
  Provision for Uncollectibles                                  (931)              0        (931)              0              (931)
  Accounts Receivable - Associated Companies                     139               0         139               0               139
  Natural Gas in Storage, Average Cost                        26,840               0      26,840               0            26,840
  Materials and Supplies, Average Cost                         4,085               0       4,085               0             4,085
  Assets of Discontinued Businesses Held for Disposal              0               0           0               0                 0
  Accumulated Deferred Income Taxes                              595               0         595               0               595
  Prepaid Taxes                                                4,069               0       4,069               0             4,069
  Prepayments and Other Current Assets                         2,462               0       2,462               0             2,462
                                                           ----------  --------------  ----------  --------------    --------------
       Total Current Assets                                  100,173          36,082     136,255         (36,082)          100,173
                                                           ----------  --------------  ----------  --------------    --------------
Accounts Receivable - Merchandise                                684               0         684               0               684
                                                           ----------  --------------  ----------  --------------    --------------
Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                             3,141               0       3,141               0             3,141
  Environmental Remediation Costs                             76,731               0      76,731               0            76,731
  Accumulated Deferred Income Taxes                            8,296               0       8,296               0             8,296
  Income Taxes - Flowthrough Depreciation                     11,531               0      11,531               0            11,531
  Deferred Fuel Costs - Net                                   13,174               0      13,174               0            13,174
  Deferred Postretirement Benefit Costs                        4,914               0       4,914               0             4,914
  Other                                                        7,951               0       7,951               0             7,951
                                                           ----------  --------------  ----------  --------------    --------------
       Total Regulatory and Other Non-Current Assets         125,738               0     125,738               0           125,738
                                                           ----------  --------------  ----------  --------------    --------------
             Total Assets                                   $760,213         $36,082    $796,295        ($37,164)         $759,131
                                                           ==========  ==============  ==========  ==============    ==============

                                     - 18 -

                                                      SOUTH JERSEY GAS COMPANY
                                                    CONSOLIDATING BALANCE SHEET
                                                      AS OF DECEMBER 31, 1999
                                                           (In Thousands)

                                                             South
                                                             Jersey     South Jersey                Eliminations
                                                              Gas       Gas Company                      &            Consolidated
                                                            Company    Capital Trust     Total      Adjustments          Total
                                                           ----------  --------------  ----------  --------------    --------------
Capitalization and Liabilities
------------------------------
Common Equity:
  Common Stock SJG
   Par Value $2.50 a share
   Authorized - 4,000,000 shares
   Outstanding - 2,339,139 shares                             $5,848              $0      $5,848              $0            $5,848
   Common Stock - Subsidiary                                       0           1,082       1,082          (1,082)[1]             0
   Premium on Common Stock                                   117,817               0     117,817               0           117,817
   Retained Earnings                                          58,457               0      58,457               0            58,457
                                                           ----------  --------------  ----------  --------------    --------------
      Total Common Equity                                    182,122           1,082     183,204          (1,082)          182,122
                                                           ----------  --------------  ----------  --------------    --------------
Preferred Stock and Securities of Subsidiary:
   Series A, 4.70%- 1,200 shares                                 120               0         120               0               120
   Series B, 8%   -19,242 shares                               1,924               0       1,924               0             1,924
   8.35% Company - Guaranteed Mandatorily
     Redeemable - 1,400,000 shares                                 0          35,000      35,000               0            35,000
                                                           ----------  --------------  ----------  --------------    --------------
      Total Preferred Stock and Securities of Subsidiary       2,044          35,000      37,044               0            37,044
                                                           ----------  --------------  ----------  --------------    --------------
 Long-Term Debt (less current maturities
  & sinking fund requirements)                               219,643               0     219,643         (36,082)[1]       183,561
                                                           ----------  --------------  ----------  --------------    --------------
Current Liabilities:
   Notes Payable to Banks                                    118,900               0     118,900               0           118,900
   Current Maturities of Long-Term Debt                        8,876               0       8,876               0             8,876
   Notes Payable - Associated Companies                            0               0           0               0                 0
   Accounts Payable                                           34,359               0      34,359               0            34,359
   Accounts Payable to Associated Companies                      463               0         463               0               463
   Customer Deposits                                           5,386               0       5,386               0             5,386
   Accumulated Deferred Income Taxes                           8,905               0       8,905               0             8,905
   Taxes Accrued                                                 634               0         634               0               634
   Environmental Remediation Costs                            12,534               0      12,534               0            12,534
   Interest Accrued                                            3,896               0       3,896               0             3,896
   Dividends Declared                                          4,090               0       4,090               0             4,090
   Other Current Liabilities                                   2,436               0       2,436               0             2,436
                                                           ----------  --------------  ----------  --------------    --------------
      Total Current Liabilities                              200,479               0     200,479               0           200,479
                                                           ----------  --------------  ----------  --------------    --------------
Deferred Credits and Other Non-Current Liabilities:
  Pension and Other Postretirement Benefits                   12,303               0      12,303               0            12,303
  Deferred Income Taxes - Net                                 93,529               0      93,529               0            93,529
  Investment Tax Credit                                        4,849               0       4,849               0             4,849
  Environmental Remediation Costs                             38,495               0      38,495               0            38,495
  Other                                                        6,749               0       6,749               0             6,749
                                                           ----------  --------------  ----------  --------------    --------------
     Total Def. Credits and Other Non-Current Liabilities    155,925               0     155,925               0           155,925
                                                           ----------  --------------  ----------  --------------    --------------
           Total Capitalization and Liabilities             $760,213         $36,082    $796,295        ($37,164)         $759,131
                                                           ==========  ==============  ==========  ==============    ==============

                                     - 19 -

                                                      SOUTH JERSEY GAS COMPANY
                                             CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                                 BALANCE SHEET - DECEMBER 31, 1999
                                                           (In Thousands)



                    [1]  Common Stock - Subsidiary                                        $1,082
                         Long-Term Debt                                                   36,082

                              Notes Receivable - Assoc. Co.                                              $36,082
                              Investment in Subsidiary                                                     1,082

                         To eliminate South Jersey Gas Company investment in subsidiary which is maintained on the equity method of accounting.

                                     - 20 -


                                                   SOUTH JERSEY ENERGY COMPANY
                                                CONSOLIDATING STATEMENT OF INCOME
                                          FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                         (In Thousands)

                                                                          SJ                     Eliminations
                                                    South Jersey      EnerTrade,                       &           Consolidated
                                                   Energy Company        Inc.         Total       Adjustments          Total
                                                   ---------------  --------------  ----------  ---------------    -------------
Operating Revenues:
  Utility                                                      $0              $0          $0               $0               $0
  Nonutility                                               39,678           6,974      46,652              (30)[B]       46,622
                                                   ---------------  --------------  ----------  ---------------    -------------
      Total Operating Revenues                             39,678           6,974      46,652              (30)          46,622
                                                   ---------------  --------------  ----------  ---------------    -------------

Operating Expenses:
  Gas Purchased for Resale                                      0               0           0                0                0
  Utility Operations                                            0               0           0                0                0
  Nonutility Operations                                    38,540           6,101      44,641              (30)[B]       44,611
  Maintenance                                                   8               0           8                0                8
  Depreciation                                                 33               1          34                0               34
  Current Federal and State Income Taxes                      299             209         508                0              508
  Deferred Federal and State Income Taxes                      80               1          81                0               81
  Other Taxes                                                  57               0          57                0               57
                                                   ---------------  --------------  ----------  ---------------    -------------
      Total Operating Expenses                             39,017           6,312      45,329              (30)          45,299
                                                   ---------------  --------------  ----------  ---------------    -------------
Operating Income                                              661             662       1,323                0            1,323

Other Income:
  Dividends from Subsidiary                                     0               0           0                0                0
  Equity in Undistributed Earnings of Subsidiary              362               0         362             (362)[A]            0
                                                   ---------------  --------------  ----------  ---------------    -------------
      Income Before Interest Charges                        1,023             662       1,685             (362)           1,323
                                                   ---------------  --------------  ----------  ---------------    -------------
Interest Charges:
  Long-Term Debt                                                0               0           0                0                0
  Short-Term Debt and Other                                    12             300         312                0              312
                                                   ---------------  --------------  ----------  ---------------    -------------
      Total Interest Charges                                   12             300         312                0              312

Income from Continuing Operations Before
  Preferred Dividend Requirements of Subsidiary             1,011             362       1,373             (362)           1,011
Preferred Dividend Requirements of Subsidiary                   0               0           0                0                0
                                                   ---------------  --------------  ----------  ---------------    -------------

Income from Continuing Operations                           1,011             362       1,373             (362)           1,011
Equity in Undistributed Earnings of
 Discontinued Subsidiaries                                      0               0           0                0                0
Loss from Discontinued Operations - Net                        (5)              0          (5)               0               (5)
                                                   ---------------  --------------  ----------  ---------------    -------------
      Net Income Applicable to Common Stock                $1,006            $362      $1,368            ($362)          $1,006
                                                   ===============  ==============  ==========  ===============    =============

                                     - 21 -

                                                   SOUTH JERSEY ENERGY COMPANY
                                          CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                          FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                         (In Thousands)

                                                    South Jersey          SJ                     Eliminations
                                                       Energy         EnerTrade,                       &           Consolidated
                                                       Company           Inc.         Total       Adjustments          Total
                                                   ---------------  --------------  ----------  ---------------    -------------
Retained Earnings - Beginning                                ($87)            $84         ($3)            ($84)            ($87)

Net Income Applic to Common Stock                           1,006             362       1,368             (362)[A]        1,006
                                                   ---------------  --------------  ----------  ---------------    -------------
                                                              919             446       1,365             (446)             919

Dividends Declared - Common Stock                               0               0           0                0                0
                                                   ---------------  --------------  ----------  ---------------    -------------
Retained Earnings - Ending                                   $919            $446      $1,365            ($446)            $919
                                                   ===============  ==============  ==========  ===============    =============

                                     - 22 -

                                                   SOUTH JERSEY ENERGY COMPANY
                                           CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                            STATEMENT OF INCOME AND RETAINED EARNINGS
                                          FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                         (In Thousands)

                    [A]  Investment in Subsidiary                                        $362

                              Equity in Undistributed Earnings
                                of Subsidiary                                                             $362

                         To eliminate equity in undistributed
                         earnings recorded by South Jersey
                         Energy Company

                    [B]  Operating Revenues - Nonutility                                  $30

                              Operating Expense - Nonutility                                               $30

                         To eliminate intercompany revenue and expense.


                                     - 23 -

                                                  SOUTH JERSEY ENERGY COMPANY
                                                  CONSOLIDATING BALANCE SHEET
                                                    AS OF DECEMBER 31, 1999
                                                        (In Thousands)

                                                              South
                                                             Jersey         SJ                  Eliminations
                                                             Energy     EnerTrade,                    &          Consolidated
                                                             Company       Inc.        Total     Adjustments         Total
                                                           -----------  -----------  ---------  -------------    -------------
Assets
------
Property, Plant and Equipment:
  Utility Plant, at original cost                                  $0           $0         $0             $0               $0
  Gas Plant Acquisition Adjustment - Net                            0            0          0              0                0
  Gas Stored Underground                                            0            0          0              0                0
    Accumulated Depreciation and Amortization                       0            0          0              0                0
  Nonutility Property and Equipment, at cost                      452            9        461              0              461
    Accumulated Depreciation                                      (47)          (4)       (51)             0              (51)
                                                           -----------  -----------  ---------  -------------    -------------
      Property, Plant and Equipment - Net                         405            5        410              0              410
                                                           -----------  -----------  ---------  -------------    -------------
Investments:
  Investment in Subsidiary                                        546            0        546           (546)[1]            0
  Available-for-Sale Securities                                     0            0          0              0                0
  Investment in Affiliate                                           0        1,991      1,991              0            1,991
                                                           -----------  -----------  ---------  -------------    -------------
      Total Investments                                           546        1,991      2,537           (546)           1,991
                                                           -----------  -----------  ---------  -------------    -------------
Current Assets:
  Cash and Cash Equivalents                                       160           48        208              0              208
  Notes Receivable - Associated Companies                         325            0        325              0              325
  Notes Receivable - Affiliate                                      0        2,650      2,650              0            2,650
  Accounts Receivable                                           5,557          879      6,436              0            6,436
  Unbilled Revenues                                             1,034            0      1,034              0            1,034
  Provision for Uncollectibles                                    (51)           0        (51)             0              (51)
  Accounts Receivable - Associated Companies                        3           10         13              0               13
  Natural Gas in Storage, Average Cost                            157           69        226              0              226
  Materials and Supplies, Average Cost                              0            0          0              0                0
  Assets of Discontinued Businesses Held for Disposal               0            0          0              0                0
  Accumulated Deferred Income Taxes                                30            0         30              0               30
  Prepaid Taxes                                                     0            0          0              0                0
  Prepayments and Other Current Assets                            379            3        382              0              382
                                                           -----------  -----------  ---------  -------------    -------------
       Total Current Assets                                     7,594        3,659     11,253              0           11,253
                                                           -----------  -----------  ---------  -------------    -------------
Accounts Receivable - Merchandise                                 424            0        424              0              424
                                                           -----------  -----------  ---------  -------------    -------------
Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                                  0            0          0              0                0
  Environmental Remediation Costs                                   0            0          0              0                0
  Accumulated Deferred Income Taxes                                63            1         64              0               64
  Income Taxes - Flowthrough Depreciation                           0            0          0              0                0
  Deferred Fuel Costs - Net                                         0            0          0              0                0
  Deferred Postretirement Benefit Costs                             0            0          0              0                0
  Other                                                             1            0          1              0                1
                                                           -----------  -----------  ---------  -------------    -------------
       Total Regulatory and Other Non-Current Assets               64            1         65              0               65
                                                           -----------  -----------  ---------  -------------    -------------
             Total Assets                                      $9,033       $5,656    $14,689          ($546)         $14,143
                                                           ===========  ===========  =========  =============    =============

                                     - 24 -


                                                  SOUTH JERSEY ENERGY COMPANY
                                                  CONSOLIDATING BALANCE SHEET
                                                    AS OF DECEMBER 31, 1999
                                                        (In Thousands)

                                                              South
                                                             Jersey         SJ                  Eliminations
                                                             Energy     EnerTrade,                    &          Consolidated
                                                             Company       Inc.        Total     Adjustments         Total
                                                           -----------  -----------  ---------  -------------    -------------
Capitalization and Liabilities
------------------------------
Common Equity:
  Common Stock SJE
   No Par Value
   Authorized - 2,500 shares
   Outstanding - 500 shares                                       $50           $0        $50             $0              $50
   Common Stock - Subsidiary                                        0            1          1             (1)[1]            0
   Premium on Common Stock                                      2,000           99      2,099            (99)[1]        2,000
   Retained Earnings                                              919          446      1,365           (446)[1]          919
                                                           -----------  -----------  ---------  -------------    -------------
      Total Common Equity                                       2,969          546      3,515           (546)           2,969
                                                           -----------  -----------  ---------  -------------    -------------
Preferred Stock and Securities of Subsidiary:
   Series A, 4.70%- 2,100 shares                                    0            0          0              0                0
   Series B, 8%   -19,242 shares                                    0            0          0              0                0
   8.35% Company - Guaranteed Mandatorily                           0            0          0              0                0
     Redeemable - 1,400,000 shares                                  0            0          0              0                0
                                                           -----------  -----------  ---------  -------------    -------------
      Total Preferred Stock and Securities of Subsidiary            0            0          0              0                0
                                                           -----------  -----------  ---------  -------------    -------------
 Long-Term Debt (less current maturities
  & sinking fund requirements)                                      0            0          0              0                0
                                                           -----------  -----------  ---------  -------------    -------------
Current Liabilities:
   Notes Payable to Banks                                           0            0          0              0                0
   Current Maturities of Long-Term Debt                             0            0          0              0                0
   Notes Payable - Associated Companies                             0        4,425      4,425              0            4,425
   Accounts Payable                                             5,441          539      5,980              0            5,980
   Accounts Payable to Associated Companies                        84           47        131              0              131
   Customer Deposits                                                0            0          0              0                0
   Accumulated Deferred Income Taxes                              131           34        165              0              165
   Taxes Accrued                                                   74           57        131              0              131
   Environmental Remediation Costs                                  0            0          0              0                0
   Interest Accrued                                                 0            0          0              0                0
   Dividends Declared                                               0            0          0              0                0
   Other Current Liabilities                                      245            6        251              0              251
                                                           -----------  -----------  ---------  -------------    -------------
      Total Current Liabilities                                 5,975        5,108     11,083              0           11,083
                                                           -----------  -----------  ---------  -------------    -------------
Deferred Credits and Other Non-Current Liabilities:
  Pension and Other Postretirement Benefits                       117            1        118              0              118
  Deferred Income Taxes - Net                                     (28)           1        (27)             0              (27)
  Investment Tax Credit                                             0            0          0              0                0
  Environmental Remediation Costs                                   0            0          0              0                0
  Other                                                             0            0          0              0                0
                                                           -----------  -----------  ---------  -------------    -------------
     Total Def. Credits and Other Non-Current Liabilities          89            2         91              0               91
                                                           -----------  -----------  ---------  -------------    -------------
           Total Capitalization and Liabilities                $9,033       $5,656    $14,689          ($546)         $14,143
                                                           ===========  ===========  =========  =============    =============

                                     - 25 -

                                                  SOUTH JERSEY ENERGY COMPANY
                                          CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                               BALANCE SHEET - DECEMBER 31, 1999
                                                        (In Thousands))



                    [1]  Common Stock - Subsidiary                                         $1
                         Premium on Common Stock                                           99
                         Retained Earnings                                                446

                              Investment in Subsidiary                                                  $546

                         To eliminate South Jersey Energy Company, Inc. investment in subsidiary which is maintained on the equity method of accounting.



                                     - 26 -


                                                   ENERGY & MINERALS, INC.
                                              CONSOLIDATING STATEMENT OF INCOME
                                        FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                       (In Thousands)

                                                    Energy &     South Jersey                Eliminations
                                                    Minerals,   Fuel Company,                      &           Consolidated
                                                      Inc.           Inc.         Total       Adjustments          Total
                                                   -----------  --------------  ----------  ---------------    -------------
Operating Revenues:
  Utility                                                  $0              $0          $0               $0               $0
  Nonutility                                              533               0         533                0              533
                                                   -----------  --------------  ----------  ---------------    -------------
      Total Operating Revenues                            533               0         533                0              533
                                                   -----------  --------------  ----------  ---------------    -------------

Operating Expenses:
  Gas Purchased for Resale                                  0               0           0                0                0
  Utility Operations                                        0               0           0                0                0
  Nonutility Operations                                  (164)              0        (164)               0             (164)
  Maintenance                                               0               0           0                0                0
  Depreciation                                             14               0          14                0               14
  Current Federal and State Income Taxes                  204               0         204                0              204
  Deferred Federal and State Income Taxes                  50               0          50                0               50
  Other Taxes                                              19               0          19                0               19
                                                   -----------  --------------  ----------  ---------------    -------------
      Total Operating Expenses                            123               0         123                0              123
                                                   -----------  --------------  ----------  ---------------    -------------
Operating  Income                                         410               0         410                0              410

Other Income:
  Dividends from Subsidiary                                 0               0           0                0                0
  Equity in Undistributed Earnings of Subsidiary            0               0           0                0                0
                                                   -----------  --------------  ----------  ---------------    -------------
      Income Before Interest Charges                      410               0         410                0              410
                                                   -----------  --------------  ----------  ---------------    -------------
Interest Charges:
  Long-Term Debt                                            0               0           0                0                0
  Short-Term Debt and Other                                 0               0           0                0                0
                                                   -----------  --------------  ----------  ---------------    -------------
      Total Interest Charges                                0               0           0                0                0
                                                   -----------  --------------  ----------  ---------------    -------------
Income from Continuing Operations Before
  Preferred Dividend Requirements of Subsidiary           410               0         410                0              410
Preferred Dividend Requirements of Subsidiary               0               0           0                0                0
                                                   -----------  --------------  ----------  ---------------    -------------

Income from Continuing Operations                         410               0         410                0              410
Equity in Undistributed Earnings of
 Discontinued Subsidiary                                  (46)              0         (46)              46 [A]            0
Loss from Discontinued Subsidiaries - Net                (111)            (46)       (157)               0             (157)
                                                   -----------  --------------  ----------  ---------------    -------------
      Net Income (Loss) Applicable to Common Stock       $253            ($46)       $207              $46             $253
                                                   ===========  ==============  ==========  ===============    =============

                                     - 27 -

                                                   ENERGY & MINERALS, INC.
                                        CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                        FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                       (In Thousands)

                                                    Energy &     South Jersey                Eliminations
                                                    Minerals,   Fuel Company,                      &           Consolidated
                                                      Inc.           Inc.         Total       Adjustments          Total
                                                   -----------  --------------  ----------  ---------------    -------------
Retained Earnings - Beginning                         ($4,323)        ($1,509)    ($5,832)          $1,509 [B]      ($4,323)

Net Income (Loss) Applic to Common Stock                  253             (46)        207               46 [A]          253
                                                   -----------  --------------  ----------  ---------------    -------------
                                                       (4,070)         (1,555)     (5,625)           1,555           (4,070)

Dividends Declared - Common Stock                       9,750               0       9,750                0            9,750
                                                   -----------  --------------  ----------  ---------------    -------------
Retained Earnings - Ending                           ($13,820)        ($1,555)   ($15,375)          $1,555         ($13,820)
                                                   ===========  ==============  ==========  ===============    =============

                                     - 28 -

                                                   ENERGY & MINERALS, INC.
                                         CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                          STATEMENT OF INCOME AND RETAINED EARNINGS
                                        FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                       (In Thousands)

                    [A]  Equity in Undistributed Earnings                             $46
                            of Subsidiary

                              Investment in Subsidiary                                                 $46

                         To eliminate equity in undistributed
                         earnings recorded by Energy & Minerals, Inc.

                    [B]  Retained Earnings - 1/1/99                                $1,509

                              Investment in Subsidiaries                                            $1,509

                         To eliminate retained earnings of
                         subsidiary at 1/1/99 previously recorded by Energy & Minerals, Inc. under the equity method of accounting.

                                     - 29 -

                                                     ENERGY & MINERALS, INC.
                                                   CONSOLIDATING BALANCE SHEET
                                                     AS OF DECEMBER 31, 1999
                                                          (In Thousands)

                                                              Energy &   South Jersey              Eliminations
                                                             Minerals,   Fuel Company                    &          Consolidated
                                                                Inc.         Inc.         Total     Adjustments         Total
                                                             ----------  -------------  ---------  -------------    -------------
Assets
------
Property, Plant and Equipment:
  Utility Plant, at original cost                                   $0             $0         $0             $0               $0
  Gas Plant Acquisition Adjustment - Net                             0              0          0              0                0
  Gas Stored Underground                                             0              0          0              0                0
    Accumulated Depreciation and Amortization                        0              0          0              0                0
  Nonutility Property and Equipment, at cost                       872            508      1,380              0            1,380
    Accumulated Depreciation                                      (746)           (76)      (822)             0             (822)
                                                             ----------  -------------  ---------  -------------    -------------
      Property, Plant and Equipment - Net                          126            432        558              0              558
                                                             ----------  -------------  ---------  -------------    -------------
Investments:
  Investment in Subsidiary                                        (496)             0       (496)           496 [1]            0
  Available-for-Sale Securities                                      0              0          0              0                0
  Investment in Affiliate                                            0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
      Total Investments                                           (496)             0       (496)           496                0
                                                             ----------  -------------  ---------  -------------    -------------
Current Assets:
  Cash and Cash Equivalents                                         27              9         36              0               36
  Notes Receivable - Associated Companies                        3,685              0      3,685              0            3,685
  Notes Receivable - Affiliate                                       0              0          0              0                0
  Accounts Receivable                                              247              0        247              0              247
  Unbilled Revenues                                                  0              0          0              0                0
  Provision for Uncollectibles                                    (135)             0       (135)             0             (135)
  Accounts Receivable - Associated Companies                        21              0         21              0               21
  Natural Gas in Storage, Average Cost                               0              0          0              0                0
  Materials and Supplies, Average Cost                               0              0          0              0                0
  Assets of Discontinued Businesses Held for Disposal                0              0          0              0                0
  Accumulated Deferred Income Taxes                                  1              0          1             (1)[2]            0
  Prepaid Taxes                                                      0              0          0              0                0
  Prepayments and Other Current Assets                              20              0         20              0               20
                                                             ----------  -------------  ---------  -------------    -------------
       Total Current Assets                                      3,866              9      3,875             (1)           3,874
                                                             ----------  -------------  ---------  -------------    -------------
Accounts Receivable - Merchandise                                    0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                                   0              0          0              0                0
  Environmental Remediation Costs                                    0              0          0              0                0
  Accumulated Deferred Income Taxes                              1,240            506      1,746           (321)[3]        1,425
  Income Taxes - Flowthrough Depreciation                            0              0          0              0                0
  Deferred Fuel Costs - Net                                          0              0          0              0                0
  Deferred Postretirement Benefit Costs                              0              0          0              0                0
  Other                                                              6              0          6              0                6
                                                             ----------  -------------  ---------  -------------    -------------
       Total Regulatory and Other Non-Current Assets             1,246            506      1,752           (321)           1,431
                                                             ----------  -------------  ---------  -------------    -------------
             Total Assets                                       $4,742           $947     $5,689           $174           $5,863
                                                             ==========  =============  =========  =============    =============

                                     - 30 -

                                                     ENERGY & MINERALS, INC.
                                                   CONSOLIDATING BALANCE SHEET
                                                     AS OF DECEMBER 31, 1999
                                                          (In Thousands)

                                                              Energy &   South Jersey              Eliminations
                                                             Minerals,   Fuel Company                    &          Consolidated
                                                                Inc.         Inc.         Total     Adjustments         Total
                                                             ----------  -------------  ---------  -------------    -------------
Capitalization and Liabilities
------------------------------
Common Equity:
  Common Stock EMI
   No Par Value
   Authorized - 500,000 shares
   Outstanding - 98,341 shares                                 $13,283             $0    $13,283             $0          $13,283
   Common Stock - Subsidiary                                         0              0          0              0                0
   Premium on Common Stock                                       1,584          1,059      2,643         (1,059)[1]        1,584
   Retained Earnings                                           (13,820)        (1,555)   (15,375)         1,555 [1]      (13,820)
                                                             ----------  -------------  ---------  -------------    -------------
      Total Common Equity                                        1,047           (496)       551            496            1,047
                                                             ----------  -------------  ---------  -------------    -------------
Preferred Stock and Securities of Subsidiary:
   Series A, 4.70%- 2,100 shares                                     0              0          0              0                0
   Series B, 8%   -19,242 shares                                     0              0          0              0                0
   8.35% Company - Guaranteed Mandatorily
     Redeemable - 1,400,000 shares                                   0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
      Total Preferred Stock and Securities of Subsidiary             0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
 Long-Term Debt (less current maturities
  & sinking fund requirements)                                       0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
Current Liabilities:
   Notes Payable to Banks                                            0              0          0              0                0
   Current Maturities of Long-Term Debt                              0              0          0              0                0
   Notes Payable - Associated Companies                              0            157        157              0              157
   Accounts Payable                                                  2              1          3              0                3
   Accounts Payable to Associated Companies                          9              2         11              0               11
   Customer Deposits                                                 0              0          0              0                0
   Accumulated Deferred Income Taxes                                (4)             0         (4)            (1)[2]           (5)
   Taxes Accrued                                                  (312)             7       (305)             0             (305)
   Environmental Remediation Costs                                 981            415      1,396              0            1,396
   Interest Accrued                                                  0              0          0              0                0
   Dividends Declared                                                0              0          0              0                0
   Other Current Liabilities                                       402             10        412              0              412
                                                             ----------  -------------  ---------  -------------    -------------
      Total Current Liabilities                                  1,078            592      1,670             (1)           1,669
                                                             ----------  -------------  ---------  -------------    -------------
Deferred Credits and Other Non-Current Liabilities:
  Pension and Other Postretirement Benefits                        356              0        356              0              356
  Deferred Income Taxes - Net                                      265             56        321           (321)[3]            0
  Investment Tax Credit                                              0              0          0              0                0
  Environmental Remediation Costs                                1,996            795      2,791              0            2,791
  Other                                                              0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
     Total Def. Credits and Other Non-Current Liabilities        2,617            851      3,468           (321)           3,147
                                                             ----------  -------------  ---------  -------------    -------------
           Total Capitalization and Liabilities                 $4,742           $947     $5,689           $174           $5,863
                                                             ==========  =============  =========  =============    =============

                                     - 31 -

                                                     ENERGY & MINERALS, INC.
                                            CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                                BALANCE SHEET - DECEMBER 31, 1999
                                                          (In Thousands)



                   [1]   Premium on Common Stock                                          $1,059
                         Investment in Subsidiary                                            496

                              Retained Earnings                                                          $1,555

                         To eliminate Energy & Minerals, Inc. investment in subsidiary which is maintained on the equity method of accounting.

                    [2]  Accumulated Deferred Income Taxes - Current Liability                $1

                               Accumulated Deferred Income Taxes - Current Asset                             $1

                         To net current accumulated DFIT asset and liability

                    [3]  Accumulated Deferred Income Taxes - Noncurrent Liability           $321

                               Accumulated Deferred Income Taxes - Noncurrent Asset                        $321

                         To net noncurrent accumulated DFIT asset and liability


                 SOUTH JERSEY INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies:

    Consolidation - The consolidating financial statements include the accounts of South Jersey Industries, Inc. (SJI) and its subsidiaries.

    Estimates and Assumptions - Our financial statements are prepared to conform with generally accepted accounting principles. Management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

    Regulation - SJG is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU). We maintain our accounts according to the BPU's prescribed Uniform System of Accounts (See Note 7).

    Revenues - SJG and South Jersey Energy Company (SJE) bill customers monthly. For customers not billed at the end of each month, an accrual is made to recognize unbilled revenues from the date of the last bill to the end of the month.

    The BPU allows SJG to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). We collect these costs on a forecasted basis upon BPU order. SJG defers under- or over-recoveries of gas costs and includes them in the following year's LGAC. We pay interest on overcollected LGAC balances based on SJG's return on rate base determined in base rate proceedings (See Note 7).

    SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a Demand Side Management Clause
    (DSMC). Our TAC reduces the impact of temperature fluctuations on SJG and its customers. The RAC recovers remediation costs of former gas manufacturing plants and the DSMC recovers costs associated with our conservation plan. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather during the winter season can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover these costs through rates over 7-year amortization periods (See Notes 7 & 13). DSMC adjustments are not significant and do not affect earnings.

    Property, Plant & Equipment - For regulatory purposes, utility plant is stated at original cost. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

    Depreciation and Amortization - We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. These estimates are periodically reviewed and adjusted as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.8% in 1999. Except for extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, and removal costs less salvage. The gas plant acquisition adjustment is amortized on a straight-line basis over 40 years. The unamortized balance of $1.8 million at December 31, 1999, is not included in rate base. Nonutility property depreciation is computed on a straight-line basis over the estimated useful lives of the property, ranging up to 35 years. Gain or loss on the disposition of nonutility property is recognized in net income.

    New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for our fiscal year ending December 31, 2001. This statement establishes accounting and reporting standards for derivative instruments, including those embedded in other contracts, and for hedging activities. It requires recognizing derivatives as assets or liabilities at fair value on the balance sheet. We are currently evaluating the effects of FASB No. 133 on SJI's financial condition and results of operations, which will vary based on our use of derivative instruments at the time of adoption.

    Income and Other Taxes - Deferred Income Taxes are provided for all significant temporary differences between book and taxable income (See Notes 5 & 6).

2.  Preferred Stock and Securities of Subsidiary:

    Redeemable Cumulative Preferred Stock - Annually, SJG is required to offer to purchase 900 and 1,500 shares of its Cumulative Preferred Stock, Series A and Series B, respectively, at par value, plus accrued dividends.

    If preferred stock dividends are in arrears, SJG may not declare or pay dividends or make distributions on its common stock. Preferred shareholders may elect a majority of SJG's directors if four or more quarterly dividends are in arrears.

    Mandatorily Redeemable Preferred Securities - In May 1997, SJG's statutory trust subsidiary, SJG Capital Trust (Trust), sold $35 million of 8.35% SJG-guaranteed Mandatorily Redeemable Preferred Securities. The Trust's only assets are the 8.35% Deferrable Interest Subordinated Debentures issued by SJG maturing April 2037. This is also the maturity date of the Preferred Securities. The Debentures and Preferred Securities are redeemable at SJG's option at a price equal to 100% of the principal amount at any time on or after April 30, 2002.

    SJI has 2,500,000 authorized shares of Preference Stock, no par value, which has not been issued. SJI has registered and reserved for issuance 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Preferred Stock) connected with adopting its Shareholder Rights Plan (See
    Note 4).

3.  Divestitures and Affiliations:

    Divestitures - In 1996, Energy & Minerals, Inc. (EMI), an SJI subsidiary, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary. We transferred cash, certain real estate and other assets, along with certain liabilities remaining after the sale, to EMI's books (See Note 13).

    In 1997, R&T Group, Inc. (R&T), SJI's construction subsidiary, sold all of its operating assets, except some real estate.

    Annually, SJI conducts tests to estimate the environmental remediation costs for properties owned by South Jersey Fuel, Inc. (SJF), a subsidiary of EMI, from its previously operated fuel oil business. SJI reports the environmental remediation activity related to these properties as discontinued operations. This reporting is consistent with previous years (See Note 13).

    In 1998, SJE actively traded electricity in the wholesale market, but ceased its trading activities later that same year. Upon expiration of SJE's last wholesale electric contract in December 1999, SJE formally exited wholesale electric operations.

    Summarized operating results of the discontinued operations for 1999 were (in thousands):

    Loss before Income Taxes:
         Sand Mining                               $   (216)
         Construction                                  (195)
         Fuel Oil                                       (89)
         Wholesale Electric                              (8)
    Income Tax Credits                                  219
                                                   --------
    Loss from Discontinued Operations - Net        $   (289)
                                                   ========
    Earnings per Common Share
       from Discontinued Operations                $  (0.02)
                                                   ========

    Affiliations - SJI, through its wholly-owned subsidiary, SJEnerTrade, Inc. (EnerTrade), and UPR Energy Marketing, Inc. jointly own South Jersey Resources Group, LLC (SJRG) which provides natural gas storage, peaking services and transportation capacity for wholesale customers in New Jersey and surrounding states.

    In January 1999, SJI and Conectiv Solutions, LLC, formed Millennium Account Services, LLC, to provide meter reading services in southern New Jersey. Customers should benefit from reduced meter reading costs resulting from synergies that exist because of overlapping territories.

    In June 1999, SJE and Energy East Solutions, Inc. formed South Jersey Energy Solutions, LLC (SJES) to market retail electricity and energy management services. SJES is scheduled to begin supplying retail electric during the first quarter of 2000.

    SJE and GZA GeoEnvironmental, Inc. (GZA) market a jointly-developed air monitoring system designed to assist companies involved in environmental cleanup activities. This system is currently in use as a joint venture between the two companies on a contract-by-contract basis.

    SJI, through its wholly-owned subsidiaries, currently holds a 50% non-controlling interest in these affiliations and accounts for the investments under the equity method. The operations of SJRG, Millennium, SJES and air monitoring are not material to the accompanying consolidating financial statements.

4.  Common Stock:

    SJI has 20,000,000 shares of authorized Common Stock. In 1999, the following shares were issued and outstanding:

    Beginning of Year                                           10,778,990

    New Issues During Year:
         Dividend Reinvestment Plan                                367,622
         Employees' Stock Ownership Plan                             4,144
         Stock Option, Stock Appreciation
           Rights, and Restricted Stock Award Plan                      31
         Directors' Restricted Stock Plan                            1,388
                                                                ----------
    End of Year                                                 11,152,175
                                                                ==========

    The par value ($1.25 per share) of stock issued in 1999 was credited to Common Stock. Net excess over par value of approximately $9.6 million was credited to Premium on Common Stock.

    Effective 1996, SJI adopted FASB No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for stock-based compensation. As permitted by the statement, we elect to continue measuring compensation costs using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for

    Stock Issued to Employees." The pro forma effect of adopting the fair value based method of accounting on net income and Earnings per Share (EPS) is immaterial for the year ended December 31, 1999.

    Dividend Reinvestment Plan (DRP) and Employees' Stock Ownership Plan (ESOP)
    - Effective June 1999, newly issued shares of common stock offered through the DRP are issued directly by SJI. Prior to this date, these shares were purchased in the open market. All shares offered through the ESOP continue to be issued directly by SJI. As of December 31, 1999, SJI reserved 694,461 and 27,352 shares of authorized, but unissued, common stock for future issuance to the DRP and ESOP, respectively.

    Stock Option, Stock Appreciation Rights, and Restricted Stock Award Plan - Under this plan, no more than 306,000 shares of common stock in the aggregate may be issued to SJI's officers and other key employees. No options or stock appreciation rights may be granted under the Plan after November 22, 2006. At December 31, 1999, SJI had 4,500 options outstanding, all exercisable at a price of $24.69 per share. During 1999, 500 options were surrendered for the issuance of 31 shares of common stock. No options were granted in 1999. No stock appreciation rights were issued under the Plan. In 1999, the Plan was amended to include restricted stock awards. As of December 31, 1999, no awards were granted. Stock options outstanding at December 31, 1999, had no effect on EPS.

    Directors' Restricted Stock Plan - Under this Plan, SJI granted an initial award of 13,800 shares to outside directors in December 1996, at a market value of $24.00 per share. The Plan also provides for annual awards and, in December 1999, we granted 1,388 additional shares. Initial awards vest over 5 years, with 20% of those awards vesting annually. Annual awards vest on their third anniversary. SJI holds shares issued as restricted stock until the attached restrictions lapse. The stock's market value on the grant date is recorded as compensation expense over the applicable vesting period.

    Shareholder Rights Plan - In September 1996, the board of directors adopted a shareholder rights plan providing for the distribution of one right for each share of common stock outstanding on and after October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Preferred Stock at an exercise price of $90 (See Note 2).

    The rights will not be exercisable until after a person or group acquires 10% or more of SJI's common stock. Each of the rights (except for those held by the 10% holder) entitles the holder to purchase that number of shares of SJI's common stock, or common stock of the acquiring company, at a market value equal to two times the exercise price.

    SJI may redeem the rights in whole, but not in part, for $.001 per right at any time until 10 days following the time the acquiring person or group reached the 10% threshold. The rights expire if not exercised or redeemed by September 20, 2006.

5.  Regulatory Assets and Deferred Credits - Federal and Other Taxes:

    The primary asset created by adopting FASB No. 109, "Accounting for Income Taxes," was Income Taxes - Flowthrough Depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented excess tax depreciation over book depreciation on utility plant because of temporary differences for which, prior to FASB No. 109, deferred taxes previously were not provided. SJG previously flowed these tax benefits through to ratepayers. SJG is recovering the amortization of the regulatory asset through rates over 18 years which began in December 1994.

    The Investment Tax Credit (ITC) attributable to SJG was deferred and continues to be amortized at the annual rate of 3%, which approximates the life of related assets.

    SJG deferred $11.8 million resulting from a change in the basis for accruing GRAFT in 1978, and is amortizing it on a straight-line basis to operations over 30 years beginning that same year.

6.  Income and Other Taxes:

    Total income taxes applicable to operations differs from the tax that would have resulted by applying the statutory Federal Income Tax rate to 1999 pre-tax income for the following reasons (in thousands):

    Tax at Statutory Rate                                    $12,090
    Increase (Decrease) Resulting from:
         State Income Taxes                                    3,895
         Amortization of ITC                                    (390)
         Tax Depreciation Under Book
            Depreciation on Utility Plant                        664
         Other - Net                                             169
                                                             -------
    Income Taxes - Continuing Operations                      16,428
    Income Taxes - Discontinued Operations                      (219)
                                                             -------
              Net Income Taxes                               $16,209
                                                             =======

    The provision for Income Taxes for 1999 is comprised of the following (in thousands):

    Current:
         Federal                                            $  6,151
         State                                                 3,218
                                                            --------
              Total Current                                    9,369
                                                            --------

    Deferred:
         Federal -
           Excess of Tax Depreciation Over
              Book Depreciation - Net                          5,496
           Deferred Fuel Costs                                 1,909
           Environmental Remediation Costs - Net              (1,058)
           Alternative Minimum Tax                               676
           Other - Net                                           (15)
         State                                                   441
                                                            --------
                Total Deferred                                 7,449
                                                            --------
    ITC                                                         (390)
                                                            --------
        Income Taxes - Continuing Operations                  16,428
        Income Taxes -  Discontinued Operations                 (219)
                                                            --------
                  Net Income Taxes                          $ 16,209
                                                            ========

    Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of SJI's net deferred tax liability at December 31, 1999 are as follows (in thousands):

    Deferred Tax Liabilities:
        Tax Depreciation Over Book Depreciation             $ 70,362
        Difference Between Book and Tax Basis of Property      6,478
        Deferred Fuel Costs                                    9,235
        Deferred Regulatory Costs                              1,301
        Environmental Remediation Costs                        7,295
        Excess Protected                                       3,355
        GRAFT                                                  1,022
        Other                                                    929
                                                            --------
                Total Deferred Tax Liabilities                99,977
                                                            --------
    Deferred Tax Assets:
        Alternative Minimum Tax                                2,327
        ITC Basis Gross Up                                     2,601
        Deferred State Tax                                       674
        Other                                                  3,208
                                                            --------
                Total Deferred Tax Assets                      8,810
                                                            --------
                Net Deferred Tax Liability                  $ 91,167
                                                            ========

    The significant components of Other Taxes for 1999 are (in thousands):

    TEFA                                                    $  7,637
    GRAFT                                                        197
    Other                                                      3,303
                                                            --------
        Total Other Taxes                                   $ 11,137
                                                            ========

7.  Recent Regulatory Actions:

    In January 1997, the BPU granted SJG a total rate increase of $10.3 million. The $6.0 million base rate portion of the increase was based on a 9.62% rate of return on rate base, which included an 11.25% return on common equity. Additionally, SJG's threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation (Sharing Formula) increased from $4.0 million to $5.0 million. With the completion of major construction projects, this $5.0 million threshold increased by $500,000 in 1997 and by another $2.0 million in 1998. SJG keeps 100% of pre-tax margins up to the threshold level and 20% of such margins above that level. In October 1998, the BPU approved a revision to the Sharing Formula as part of an agreement to modify SJG's TAC. The revision credits the first $750,000 above the current threshold level to the LGAC customers. Thereafter, SJG keeps 20% of the pre-tax margins as it has historically.

    As part of the tariff changes approved in the rate case, SJG began its pilot program in April 1997, giving residential customers a choice of gas supplier. During the initial enrollment period, nearly 13,000 residential customers applied for this service. The BPU subsequently expanded the number of potential participants to 50,000 and, as of December 31, 1999, enrollment totaled 35,683. Effective January 10, 2000, the BPU approved full unbundling of SJG's system. This allows all natural gas consumers to select their supplier, lifting the previously existing cap of 50,000 residential customers. Participants' bills are reduced for cost of gas charges and applicable taxes. The resulting decrease in revenues is offset by a corresponding decrease in gas costs and taxes under SJG's BPU-approved fuel clause. While the program reduces utility revenues, it does not affect SJI's net income, financial condition or margins.

    In August 1998, SJG filed with the BPU to recover increased remediation costs expended from August 1995 through July 1998. In September 1999, the BPU approved the requested annual recovery level of $6.5 million. This represents an annual increase of approximately $4.5 million over the recovery previously included in rates. In July 1999, SJG filed its annual RAC with the BPU requesting recovery of carrying costs on unrecovered remediation costs and proposed no change in the current RAC rate for the next three years. In January 2000, the BPU approved the recovery of carrying costs on unrecovered remediation costs and SJG's proposal to keep its current RAC rate in effect through October, 2002.

    In September 1998, SJG filed its annual LGAC, TAC and DSMC with the BPU. The LGAC and DSMC cover the period November 1 through October 31 of each year. The TAC period runs from October 1 through May 31. In May 1999, the BPU approved a $7.1 million increase in rates as part of this filing, which included the results of the previous two annual filings. We are currently in the process of preparing the 1999 annual filing which should be made with the BPU during the first quarter of 2000.

    In February 1999, the Electric Discount and Energy Competition Act became law. This law established "unbundling," where redesigned utility rate structures allow natural gas & electric consumers to choose their energy supplier. SJG filed its unbundling proposal in April 1999 and received final BPU approval in January 2000.

    In addition to allowing all customers to select their own supplier, the unbundling approval also created an incentive to customers to select a supplier, other than SJG, in the form of a Market Development Credit (MDC). This credit will be provided to customers over the next two years and will approximate $2.5 million plus carrying costs through December 2001. The majority of this credit was provided for on SJG's books as a Deferred Credit. Therefore, the impact of the MDC will not materially impact future periods.

    Also included in the proposal was the approved recovery of carrying costs on the RAC, as previously discussed, and a modification to SJG's LGAC. Under-recovered gas costs of $11.9 million as of October 31, 1999, and carrying costs thereon, will be recovered over 3 years. The LGAC for the period starting November 1999, continues to operate as it has in the past (See
    Note 1).

8.  Segments of Business:

    Information about SJI's operations in different industry segments for 1999 is presented below (in thousands):

    Operating Revenues:
        Gas Utility Operations                              $350,921
        Other Industries                                      49,651
                                                            --------
           Subtotal                                          400,572
        Intersegment Sales                                    (8,095)
                                                            --------
              Total Operating Revenues                      $392,477
                                                            ========

    Operating Income:
        Gas Utility Operations                              $ 59,480
        Other Industries                                       1,911
                                                            --------
           Subtotal                                           61,391

        Income Taxes                                         (16,428)
        General Corporate                                        924
                                                            --------
           Total Operating Income                           $ 45,887
                                                            ========
    Depreciation and Amortization:
        Gas Utility Operations                              $ 21,676
        Other Industries                                          59
        Discontinued Operations                                   30
                                                            --------
           Total Depreciation and Amortization              $ 21,765
                                                            ========
    Property Additions:
        Gas Utility Operations                              $ 47,390
        Other Industries                                         390
        Discontinued Operations                                    -
                                                            --------
           Total Property Additions                         $ 47,780
                                                            ========
    Identifiable Assets:
        Gas Utility Operations                              $750,239
        Other Industries                                      14,049
        Discontinued Operations                                2,326
                                                            --------
           Subtotal                                          766,614

        Corporate Assets                                      15,744
        Intersegment Assets                                  (15,433)
                                                            --------
              Total Identifiable Assets                     $766,925
                                                            ========

    Gas Utility Operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Other Industries include the natural gas and electric acquisition and transportation service companies (See Note 3).

    SJI's interest expense relates primarily to SJG's borrowing and financing activities. These amounts are included in our statements of consolidating income and not shown above. Interest income is essentially derived from borrowings between the subsidiaries and is eliminated during consolidation.

9.  Financial Instruments:

    Long-Term Debt - The fair value of SJI's long-term debt, including current maturities, as of December 31, 1999 is estimated to be $190.1 million (carrying amount $192.4 million). This estimate is based on the interest rate available to SJI at the end of the year for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

    Other Financial Instruments - The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 1999.

10. Unused Lines of Credit and Compensating Balances:

    Unused lines of credit available at December 31, 1999, were $24.1 million. Borrowings under these lines of credit are at market rates. The weighted borrowing cost, which changes daily, was 6.45% at December 31, 1999. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

11. Pensions & Other Postretirement Benefits:

    SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to substantially all full-time, regular employees upon retirement. The other postretirement benefit plans provide health care and life insurance benefits to some retirees.

    The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Amounts accrued prior to that authorization were deferred and are being amortized as allowed by the BPU. The unamortized balance amounting to $4.9 million at December 31, 1999, is recoverable in rates. We are amortizing this amount over 15 years which started January 1998.

    Net periodic benefit cost related to the pension and other postretirement benefit insurance plans for 1999, consisted of the following components (in thousands):

                                           Pension Benefits    Other Benefits
                                           ----------------    --------------
    Service cost                                 $2,245             $1,098
    Interest cost                                 4,211              1,593
    Expected return on plan assets               (4,280)              (675)
    Amortization of transition obligation            72                772
    Amortization of loss and other                  436                  -
                                                 ------             ------
    Net periodic benefit cost                    $2,684             $2,788
                                                 ======             ======

    A reconciliation of the Plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidating balance sheets follows (in thousands):

                                           Pension Benefits    Other Benefits
                                           ----------------    --------------
    Change in Benefit Obligation:
    Benefit obligation at beginning of year     $64,035           $ 24,248
        Service cost                              2,245              1,098
        Interest cost                             4,211              1,593
        Actuarial gain and other                 (8,260)            (3,405)
        Benefits paid                            (2,701)              (693)
                                                -------           --------
    Benefit obligation at end of year           $59,530           $ 22,841
                                                =======           ========

    Change in Plan Assets:
    Fair value of plan assets
      at beginning of year                      $47,976           $  6,972
        Actual return on plan assets              5,541                392
        Employer contributions                    2,504              2,801
        Benefits paid                            (2,701)              (693)
                                                -------           --------
    Fair value of plan assets
      at end of year                            $53,320           $  9,472
                                                =======           ========

    Funded status                               $(6,210)          $(13,368)
        Unrecognized prior service cost           2,930                  -
        Unrecognized net obligation assets
           from transition                          287             10,033
        Unrecognized net gain and other            (564)            (3,649)
                                                -------           --------
    Accrued net benefit cost at end of year     $(3,557)          $ (6,984)
                                                =======           ========

    As of December 31, 1999, the accumulated benefit obligations did not exceed plan assets.

    Assumptions used in the accounting for these plans in 1999 were:

                                           Pension Benefits    Other Benefits
                                           ----------------    --------------
    Discount rate                                7.75%              7.75%
    Expected return on plan assets               9.00%              9.00%
    Rate of compensation increase                4.60%                 -

    The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 1999, are: Medical and Drug - 6.0% in 1999 for participants age 65 or older, grading to 5.5% in 2001, and 7.5% in 1999 for participants under age 65, grading to 5.5% in 2005. Dental - 7.0% in 1999, grading to 5.5% in 2005.

    A 1% change in the assumed health care cost trend rates for SJI's postretirement health care plans in 1999 would have the following effects:

                                                   Thousands of Dollars
                                                1% Increase    1% Decrease
                                                -----------    -----------
    Effect on the aggregate of the service
       and interest cost components              $    456        $  (366)

    Effect on the postretirement
       benefit obligation                        $  2,898        $(2,660)

12. Retained Earnings:

    Restrictions exist under various loan agreements regarding the amount of cash dividends or other distributions that we may pay on SJG's common stock. SJI's total equity in its subsidiaries' retained earnings, which is free of these restrictions, was approximately $48.6 million as of December 31, 1999.

13. Commitments and Contingencies:

    Construction and Environmental - SJI's estimated net cost of construction and environmental remediation programs for 2000 totals $51.6 million. Commitments were made regarding some of these programs.

    Gas Supply Contracts - SJG, in the normal course of conducting business, has entered into long-term contracts for natural gas supplies, firm transportation and gas storage service. The earliest that any of these contracts expires is 2000. The transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.8 million per month, recovered on a current basis through the LGAC.

    Pending Litigation - SJI is subject to claims arising from the ordinary course of business and other legal proceedings. In November 1999, Goldin Associates LLC, Trustee for the Power Company of America Liquidating Trust
    (PCA), filed a complaint in bankruptcy court against SJE seeking damages of $11 million plus interest and attorneys' fees. PCA was a wholesale electricity trading company with whom SJE did business. PCA filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code. We believe SJE acted prudently, responsibly and in accordance with contractual obligations in its transactions with PCA. We believe the ultimate impact of these actions will not materially affect SJI's financial position, results of operations or liquidity.

    Environmental Remediation Costs - SJI incurred and recorded costs for environmental cleanup of sites where SJG or its predecessors operated gas manufacturing plants. SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental cleanup of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

    Since the early 1980s, SJI recorded environmental remediation costs of $116.3 million, of which $60.9 million was spent as of December 31, 1999. With the assistance of an outside consulting firm, we estimate that future costs to clean up SJG's sites will range from $51.0 million to $161.3 million. We recorded the lower end of this range as a liability. It is reflected on the consolidating balance sheet under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities (See
    Note 1). SJG did not adjust the accrued liability for future insurance recoveries, which we have been successful in pursuing. We used these proceeds to offset related legal fees and to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site-specific requirements.

    The major portion of recorded environmental costs relate to the cleanup of SJG's former gas manufacturing sites. SJG recorded $109.6 million for the remediation of these sites and spent $58.5 million through December 31, 1999.

    SJG has two regulatory assets associated with environmental cost. The first asset is titled Environmental Remediation Cost: Expended - Net. These expenditures represent what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of FASB No. 71, "Accounting for the Effects of Certain Types of Regulation." The BPU allows SJG to recover expenditures through July 1998 and petitions to recover costs through July 1999 are pending (See Note 7).

    The other asset titled Environmental Remediation Cost: Liability for Future Expenditures relates to estimated future expenditures determined under the guidance of FASB No. 5, "Accounting for Contingencies." This amount, which relates to former manufactured gas plant sites, was recorded as a deferred debit with the corresponding amount reflected on the consolidating balance sheet under the captions, Current Liabilities and Deferred Credits and Other Non-Current Liabilities. The deferred debit is a regulatory asset under FASB No. 71. The BPU's intent, evidenced by current practice, is to allow SJG to recover the deferred costs after they are spent.

    SJG files with the BPU to recover these costs in rates through its RAC. The BPU has consistently allowed the full recovery over 7-year periods, and SJG believes this will continue. As of December 31, 1999, SJG's unamortized remediation costs of $25.7 million are reflected on the consolidating balance sheet under the caption, Regulatory and Other Non-Current Assets.

    Since implementing the RAC in 1992, SJG recovered $21.6 million through rates as of December 31, 1999 (See Note 7).

    With Morie's sale, EMI assumed responsibility for environmental liabilities estimated between $2.8 million and $9.0 million. The information available on these sites is sufficient only to establish a range of probable liability, and no point within the range is more likely than any other. Therefore, EMI continues to accrue the lower end of the range. Changes in the accrual are included in the statements of consolidating income under the caption, Loss from Discontinued Operations - Net.

    SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for SJI's site range between $0.1 million and $0.2 million, while SJF's estimated liability ranges from $1.2 million to $4.5 million for its three sites. Amounts sufficient to cover the lower ends of these ranges were recorded and are reflected on the consolidating balance sheet under Current Liabilities and Deferred Credits and Other Non-Current Liabilities.

                          South Jersey Industries, Inc.

                                Index to Exhibits




                Exhibit Number                     Description
                --------------        ----------------------------------------

                      27              Financial Data Schedule (Exhibit B)

                                      (Submitted only in electronic format to
                                      the Securities and Exchange Commission).